Mail Stop 3561

September 20, 2007

Via Facsimile and U.S. Mail 858-689-2289

Joseph L. Wulkowicz
Vice President and Chief Financial Officer
Steakhouse Partners, Inc.
10200 Willow Creek Road
San Diego, CA 92131

      Re: **Steakhouse Partners, Inc.**
               File No: 0-23739
               Form 10-K: For the year ended December 26, 2006
               Form 10-Q: For the thirteen week period ended June 26, 2007

Dear Mr. Wulkowicz:

We have reviewed the above referenced filings and have the following comments that ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 26, 2006

Note 3: Summary of Significant Accounting Policies, page F-10

1. We note that you operate in three "distinctive" steakhouse markets. Please tell us what consideration you have given to reporting each of these markets as a separate operating segment in accordance with SFAS 131. If you are aggregating the three segments based upon the guidance provided in paragraph 17 of the standard, tell us how you have determined that each segment is economically similar in their financial performance. As part of your response, provide us the

information reviewed by your chief decision maker to allocate resources and assess performance for all periods presented.

Identifiable Intangible Assets, page F-13

2. Please tell us how you have determined that the events and circumstances relied upon to support the use of an indefinite useful life for tradenames is still appropriate in light of your historical losses. Refer to paragraph 16 of SFAS 142.

3. Please tell us the date you perform the annual goodwill impairment test. Refer to paragraph 26 of SFAS 142 for guidance. In addition, provide us the goodwill impairment test performed in accordance with paragraphs 19-21 of SFAS 142 and explain to us how your determination of the underlying fair value is in accordance with paragraphs 23–25 of SFAS 142. And finally, identify for us what you consider a reporting unit to be for your operations and explain to us how this determination is in compliance with paragraphs 30 and 34-35 of SFAS 142. Similarly, provide us the impairment test for the tradenames you performed in accordance with paragraph 17 of SFAS 142.

Form 10-Q: For the thirteen week period ended June 26, 2007

Note 4: Property, Plant and Equipment, page 9

4. We note per the Form 8-K filed June 25th that you entered into a contract to sell two restaurant units to satisfy the June 30, 2007 Forbearance payment. As these units satisfy the requirements of paragraph 30 of SFAS 144, they should be classified as held for sale on your balance sheet. It also appears that the operations of these units should be reported as discontinued operations in accordance with paragraphs 41-43 of the standard. Please revise appropriately. And finally, provide us your analysis that demonstrates that these restaurant units are at the lower of its carrying amount or fair value less cost to sell, as of June 26, 2007, in accordance with paragraphs 34-37 of SFAS 144.

5. Paragraph 8 of SFAS 144 states that "a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable." As you have disclosed, there are circumstance that raise substantial doubt about your ability to continue as a going concern. Accordingly, please explain to us how you have considered the guidance in paragraph 8 of SFAS 144 and provide us any tests of recoverability you have performed during 2007 and 2006. If you have not performed any tests of recoverability, explain to us clearly and fully how you have complied with SFAS 144.

6. As you have disclosed, there are circumstances that raise substantial doubt about your ability to continue as a going concern. Consequently, you may be required under paragraph 17 of SFAS 142 to test your tradenames for impairment more frequently than annually. Please tell us if you have performed any tests of impairment of your tradenames during 2007. If you have not performed any tests, explain to us fully how your accounting is in compliance with SFAS 142. If you have performed tests of impairment, provide us the tests that support the non recognition of an impairment loss.

7. Please fully explain to us how you have considered the requirement of paragraph 28 of SFAS 142 to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Note 7: Subsequent Events, page 10

8. Please provide us your test of recoverability as of June 30, 2007 for the Hungry Hunter Thousand Oaks, California location, as required by paragraph 8 of SFAS 144. Similarly, tell us how you complied with the guidance in paragraph 28 of SFAS 144

9. We note that a settlement agreement was entered into on July 11th with respect to the Guest Connect program. We cannot locate any information on the program or the class action lawsuit in your Form 10-K. Please tell us the nature of this program and the accounting impact (i.e., the items impacted and the amounts recorded as a result of the settlement) of the settlement on your financial statements, and if the amounts are material, revise your Form 10-K to describe the program, the lawsuit, as well as the nature of future obligations in the program.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

Steakhouse Partners, Inc.
September 20, 2007
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief